UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

23 June 2006

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Contact:
Blue Square-Israel Ltd. Elli Levinson-Sela, Adv. General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: ellils@bsi.co.il

Blue Square announces the transfer of its real estate holdings to a wholly owned real estate subsidiary and the approval by the Board of Directors of the real estate subsidiary of the submission of a draft prospectus to the Israeli Securities Authority for an offering of securities in Israel.

ROSH HAAYIN, Israel, June 23, 2006 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today the completion of the transfer of its directly-owned real estate assets (excluding real estate owned by its subsidiary, Blue Square Chain Investments & Properties Ltd.) and certain liabilities, to a new fully owned subsidiary – Blue Square Real Estate Ltd. (hereinafter: “BSRE”).

As previously reported, the transfer of the real estate assets is effective as of December 31st, 2005, and is in accordance with the provisions of the Israel Tax Authority’s approval to Blue Square’s application for ruling, according to sections 104A and 105A(2) of the Israeli Income Tax Ordinance. As further reported, Blue Square will lease from BSRE for a period of at least 10 years beginning on January 1st, 2006 all the directly owned assets in which Blue Square is currently operating stores.

Blue Square further announced that BSRE Board of Directors has approved the submission of a draft prospectus to the Israeli Securities Authority for an initial public offering (IPO) of BSRE securities on the Tel Aviv Stock Exchange. The structure of the offering has not yet been determined, and there is no guarantee that BSRE will in fact complete such an offering. The securities that may be offered in such transaction have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This press release shall not be deemed an offer of securities or a solicitation of an offer to buy securities.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing in the region. Blue Square currently operates approx. 171 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2004.